UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Echo Automotive, Inc.
(Name of issuer)

Common Stock,$0.001 value per share
(Title of class of securities)

278750104  (CUSIP number)

August 12, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

o  Rule 13d-1(b)

x  Rule 13d-1(c)

o  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

 Page 1 of 7 pages








CUSIP No . 278750104

  13G
  Page 2 of 7 Pages




1
 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 VISTA CAPITAL INVESTMENTS, LLC.

EIN: 27-4439472



2
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)     X


3
 SEC USE ONLY




4
 CITIZENSHIP OR PLACE OF ORGANIZATION

California


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
 5
 SOLE VOTING POWER

0


6
 SHARED VOTING POWER

16,100,000




7
 SOLE DISPOSITIVE POWER

0






8
 SHARED DISPOSITIVE POWER

16,100,000







9
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,100,000







10
 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .









11
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9% (based on the total of 161,393,890 outstanding shares of Common Stock reported by the Issuer)







12
 TYPE OF REPORTING PERSON*

OO- Limited Liability Company


















CUSIP No . 278750104

  13G
  Page 3 of 7 Pages



1
 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David Clark


2
 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)     X


3
 SEC USE ONLY




4
 CITIZENSHIP OR PLACE OF ORGANIZATION

United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
 5
 SOLE VOTING POWER

0


6
 SHARED VOTING POWER

16,100,000




7
 SOLE DISPOSITIVE POWER

0






8
 SHARED DISPOSITIVE POWER

16,100,000







9
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,100,000







10
 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* .









11
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9% (based on the total of 161,393,890 outstanding shares of Common Stock reported by the Issuer)







12
 TYPE OF REPORTING PERSON*

IN













CUSIP No. 278750104

  13G
  Page 4 of 7 Pages



 Item 1
 (a)
 Name of Issuer:




 Echo Automotive, Inc., a Nevada corporation








 (b)
 Address Of Issuer's Principal Executive Offices:




 16000 N. 80th Street, Suite E
Scottsdale, AZ 85260



 Item 2
 (a)
 Name of Person Filing:





VISTA CAPITAL INVESTMENTS, LLC.




 David Clark

All of the securities covered by this report are owned directly by Vista Capital Investments, LLC. David Clark is a member and principal of Vista Capital Investments, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that David Clark is the beneficial owner of any of the securities covered by this statement, and David Clark expressly disclaims any equitable or beneficial ownership of such securities.




 (b)
 Address of Principal Business Office, or, if none, Residence:




  Address for all filers:  400 W. Broadway, San Diego CA 92101








 (c)
 Citizenship:




 Vista Capital Investments, LLC was formed under the laws of the State of California.
David Clark is a United States citizen.








 (d)
 Title of Class of Securities:




  Common Stock, $0.001 value per share




 (e)
 Cusip Number:




 278750104



Item 3
 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:








Not Applicable









CUSIP No.  278750104


  13G
  Page 5 of 7 Pages



Item 4
 Ownership









 (a) Amount beneficially owned: 16,100,000









 (b) Percent of class:  9.9%*




 *The Reporting Persons' beneficial ownership of 16,100,000 shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based on 161,393,890 shares of Common Stock outstanding reported by the Issuer as of August 8, 2014.




 (c) Number of shares as to which the person has:









 (i) Sole power to vote or to direct the vote




 0




 (ii) Shared power to vote or to direct the vote




  16,100,000*




 (iii) Sole power to dispose or to direct the disposition of




 0




 (iv) Shared power to dispose or to direct the disposition of



16,100,000*


*Subject to the Ownership Limitation (defined below), the Reporting Persons may be deemed to beneficially own a total of 45,454,546 shares of Common Stock ('Shares') consisting of
(i) 16,100,000 Shares held by Vista Capital Investments, LLC
('Vista') issued upon partial conversion of a 10% OID Convertible Note
('Note') issued to Vista in the initial principal amount of $50,000 and up to aggregate gross proceeds of $110,000 funded at Vista's discretion. The Note is convertible into shares of the Issuer's Common Stock at the lesser of $.35 or 70% of the lowest Common Stock trading price in the preceding 20 consecutive trading days immediately prior to the conversion date, and (ii) 29,354,546 Shares issuable to Vista upon conversion of the remaining principal balance of the Note
(assuming no interest accrual and a conversion price of $0.0011), subject to the Ownership Limitation.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the
Note is convertible is limited, pursuant to the terms of the Note, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' beneficial ownership to exceed the Ownership Limitation. Therefore, in accordance with the Ownership Limitation, based upon 161,393,890 shares of Common Stock outstanding, the Reporting Persons beneficially own 16,100,000
Shares and disclaim beneficial ownership of 29,354,546 Shares.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that David Clark, in his capacity member or principal of Vista, is the beneficial owner of the Shares or the Note. David Clark expressly disclaims any equitable or beneficial ownership of the Shares or the Note.






CUSIP No.  278750104


  13G
  Page 6 of 7 Pages



Item 5
 Ownership of Five Percent or Less of a Class



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .


Item 6
 Ownership of More Than Five Percent on Behalf Of Another Person



 Not Applicable

Item 7
 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


Not Applicable


Item 8
 Identification and Classification of Members of The Group




Item 9
 Notice of Dissolution of Group



Not Applicable

Item 10
 Certification





By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the controlof the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









CUSIP No. 278750104

  13G
  Page 7 of 7 Pages



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 VISTA CAPITAL MANAGEMENT, LLC.






 By:



 Name:
 David Clark


 Title:
 Member and Principal











 David Clark





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)